UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the nine months ended September 30, 2021.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on October 1, 2021 (File No. 333-259962).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general LNG shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates
•	our future operating or financial results;
•	global and regional economic and political conditions or events, including "trade wars";
•	fluctuations in interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	estimated future maintenance and replacement capital expenditures;
•
the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	customers' increasing emphasis on environmental and safety concerns;

FLEX LNG Ltd.

•	potential disruption of shipping routes due to accidents, political events, public health threats, international hostilities and instability, piracy or acts by terrorists; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•
the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel ("COVID-19") and governmental responses thereto and the impact, across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of adverse weather and natural disasters;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	the impact of public health threats and outbreaks of other highly communicable diseases;
•	the length and number of off-hire periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below).

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: November 19, 2021

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2021 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2020, or our Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 17, 2021.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet.

Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Swiss Franc," and "CHF" are to the lawful currency of Switzerland and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our common shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG".
We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of November 18, 2021, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet."

Our business currently focuses on the expansion of our Fleet and execution of our chartering strategy to seek balanced employment for the vessels in our Fleet through actively marketing our vessels in both the term and spot market.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of November 18, 2021:

Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built	Shipyard(1)	Charter expiration(2)
Operating Vessels
Flex Endeavour	173,400	MEGI	2018	DSME	Q1 2025(3)
Flex Enterprise	173,400	MEGI	2018	DSME	Q1 2022(4)
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2025(3)
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2022(5)
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024(6)
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025(7)
Flex Aurora	174,000	X-DF	2020	HSHI	Q1 2022
Flex Artemis(12)	173,400	MEGI	2020	DSME	Q3 2025(8)
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025(9)
Flex Amber	174,000	X-DF	2020	HSHI	Q4 2022(10)
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027(11)
Flex Volunteer	174,000	X-DF	2021	HSHI	Spot
Flex Vigilant	174,000	X-DF	2021	HSHI	Q2 2024(3)

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(3)	The charterer has the option to extend the charter for an additional two years.
(4)	The charterer has options to extend the charter for an additional two years, in 12-month periods.
(5)	The charterer has the option to extend the charter for an additional one year.
(6)	The charterer has the option to extend the charter for an additional three years.
(7)
Flex Courageous's existing charter expires in Q1 2022 and the vessel will commence a new charter in direct continuation which will expire in Q1 2025. The charterer has options to extend the charter for an additional four years, in two year periods.

(8)	The charterer has options to extend the charter for an additional five years, in 12-month periods.
(9)
Flex Resolute's existing charter expires in Q1 2022 and the vessel will commence a new charter in direct continuation which will expire in Q1 2025. The charterer has options to extend the charter for an additional four years, in two year periods.

(10)	The charterer has the option to extend the charter for an additional one year.
(11)
Flex Freedom's existing charter expires in Q1 2022 and the vessel will commence a new charter in direct continuation which will expire in Q1 2027. The charterer has the option to extend by an additional two years.

(12)	Formerly known as Flex Reliance.

Fleet Development

In January 2021, we successfully took delivery of our eleventh newbuilding LNG carrier, Flex Freedom, which was constructed at DSME. In connection with the delivery of the vessel, we made a final payment of $130.5 million to an entity related to Geveran Trading Co. Ltd., or Geveran, our largest shareholder. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility (as defined below), the remaining balance was paid with cash on hand.

FLEX LNG Ltd.
In January 2021, we successfully took delivery of our twelfth newbuilding LNG carrier, Flex Volunteer, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.0 million to an entity related to Geveran. The final payment was part financed with a drawdown of $100 million term tranche under the $125 Million Facility (as defined below), the remaining balance was paid with cash on hand.

In May 2021, we successfully took delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $127.0 million to an entity related to Geveran. The final payment was part financed with a drawdown of $123.3 million under the $629 Million Term Loan Facility (as defined below), the remaining balance was paid with cash on hand.

Employment of Our Fleet and Our Customers

In April 2021, the Company entered into fixed rate time charter agreements with Cheniere Marketing International ("Cheniere") for four LNG carriers with the option for a fifth LNG carrier. Under the agreements: Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the first quarter 2025; Flex Vigilant was delivered to Cheniere subsequent to delivery from the yard in May 2021 with a firm period ending in the second quarter 2024; Flex Ranger was delivered to Cheniere in August 2021 with a firm period ending in the first quarter 2025. The fourth vessel will be delivered to Cheniere in the third quarter 2022 with a firm period expected to be ending in the first quarter 2026. Cheniere will also have the option to add a fifth vessel during the third quarter of 2022 with a firm period expected to be ending in the first quarter 2026. Under each time charter agreement, Cheniere has options to extend the charter period for each vessel by up to two additional years. The time charter agreements remain subject to certain customary closing conditions in connection with the delivery and acceptance of each of the remaining optional vessels.

In April 2021, the Company entered into a fixed rate time charter agreement with a large Asian-based energy company for the vessel, Flex Freedom. The time charter commenced at the end of April 2021 and has a firm period ending in the first quarter 2022.

In May 2021, the Company entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in May 2021 and has a firm period ending in the second quarter 2024 with options to extend the term of the charter by up to three years.

In May 2021, the Company agreed a fixed rate time charter agreement with an LNG portfolio player, for a firm period of a minimum of five years for Flex Freedom. The charter will commence in the first quarter 2022 immediately following the expiration of the existing time charter. The charterer has the option to extend the period by an additional two years.

In August 2021, an option was declared extending the variable rate time charter with an international energy major for Flex Amber by one additional year. The initial term of the time charter was scheduled to expire in the third quarter 2021 and following the exercise of the option the term is now scheduled to expire in the third quarter 2022. The charterer has the option to extend the time charter by one additional year.

In November 2021, the Company entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels will be delivered during the first quarter 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two year periods. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

Recent and Other Developments

On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00. Our buy-back program commenced on November 19, 2020 and will end on November 19, 2021. Under the buy-back program, the Company has repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK81.5 million, or $9.4 million, at an average purchase price of NOK83.13, or $9.64, per share.

FLEX LNG Ltd.
On November 17, 2021, Øystein M Kalleklev, CEO of Flex LNG Management AS, exercised 60,000 stock options vested in the period September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share, but have been adjusted to $12.90 (the "Adjusted Strike Price") due to $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash with the difference of the Adjusted Strike Price and the closing price at NYSE on November 17, 2021 of $22.78. Following the exercising of these stock options, Mr. Kalleklev holds 50,000 shares in Flex LNG Ltd. as well as 250,000 stock options vesting over the period August 16, 2021 to September 7, 2024 with an average original strike price of $15.84. The strike price under these stock options is also adjusted for dividend payments.

COVID-19 update

The spread of the novel coronavirus (hereinafter referred to as COVID-19), which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. This has resulted in greater volatility in the price of LNG, which has seen a sharp decline. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on the vessels in our Fleet. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on the vessels in our Fleet. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing. In addition, the sharp decline in both short and long-term interest rates has reduced the overall cost of our floating rate debt, but has resulted in a significant loss, most of which is unrealized, on our interest rate swaps, whereby floating interest rates have been swapped to fixed interest rates.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.

RESULTS OF OPERATIONS
Nine months ended September 30, 2021 compared to the nine months ended September 30, 2020

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 and 2020.
Vessel operating revenues

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Vessel operating revenues	228,859	97,092

Vessel operating revenues increased by $131.8 million to $228.9 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. Vessel operating revenues increased due to an increase in our Fleet from six to thirteen LNG carriers between July 2020 and May 2021, improved vessel utilization and higher achieved market rates for our vessels, when compared to the nine months ended September 30, 2020.

Voyage expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Voyage expenses	(2,297)	(2,643)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, decreased by $0.3 million to $2.3 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020.

FLEX LNG Ltd.
Vessel operating expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Vessel operating expenses	(45,218)	(22,546)

Vessel operating expenses increased by $22.7 million to $45.2 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. Vessel operating expenses increased due to an increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021 and additional crew costs, across the fleet, as a result of the COVID-19 pandemic.

Administrative expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Administrative expenses	(5,910)	(4,709)
Administrative expenses increased by $1.2 million to $5.9 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. This is due to the expansion of the management and administrative function in line with the expansion of our Fleet, increased directors and officers insurance expenses, in addition to performance bonuses paid to staff in the nine months ended September 30, 2021.
Depreciation

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Depreciation	(51,561)	(27,875)
Depreciation increased by $23.7 million to $51.6 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. The increase was due to the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.
Interest income

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Interest income	20	151
Interest income decreased by $0.1 million to $0.0 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020.
Interest expense

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Interest expense	(41,856)	(29,548)
Interest expense increased by $12.3 million to $41.9 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. The increase in interest expense was due to the increase in debt following the

FLEX LNG Ltd.
drawdown of $636.5 million in aggregate under the $629 Million Facility between July 2020 and May 2021; the drawdown of the $156.4 million under the Flex Amber Sale and Leaseback in October 2020; and the drawdown of $100 million under the $125 Million Facility, for Flex Volunteer.
Gain/(loss) on derivatives

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Gain/(loss) on derivatives	11,017	(26,435)
Gain on derivatives improved by $37.5 million to $11.0 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. The gain/(loss) on derivatives relates to interest rate swap agreements is as a result of movement in interest rates.

Other financial items

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2021	2020
Other financial items	(251)	(1,138)
Other financial items have decreased by $0.9 million to $0.3 million in the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of September 30, 2021, we reported cash, cash equivalents and restricted cash of $138.1 million, which represented an increase of $9.2 million, compared to $128.9 million as of December 31, 2020. In the nine months ended September 30, 2021, the movements in cash consisted of $135.5 million from operating activities, $265.9 million capital expenditure following the delivery of Flex Freedom, Flex Volunteer and Flex Vigilant, financed by a drawdown of $125.0 million under the $125 Million Facility and $123.3 million under the $629 Million Term Loan Facility. Other movements in cash during the period were $59.0 million in regular repayment of long term debt, payment of $1.3 million in financing costs, $58.7 million in dividends and $7.8 million paid for treasury shares.

Financing information

$125 Million Facility

In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer.

Upon closing of the Flex Volunteer Sale and Charterback transaction expected in the fourth quarter 2021, further described below, the full amount outstanding under the $125 Million Facility will be prepaid.

FLEX LNG Ltd.
$100 Million Facility

The Company signed an addendum to the $100 Million Facility in March 2021, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

$629 Million Term Loan Facility
In May 2021, the Company drew down $123.3 million under the $629 Million Term Loan Facility upon delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant.

Flex Volunteer Sale and Charterback

In November 2021, the Company signed a sale and charterback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Charterback"). Under the terms of the memorandum of agreement and bareboat charter, the vessel will be sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million, adjusted for Charterers' down payment of $55 million for the ten-year charter period. At the end of the ten-years, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel will be chartered back to the Company on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction remains subject to customary closing conditions, and is expected to complete in the fourth quarter 2021. Upon closing of the transaction, a portion of the proceeds will be used to prepay the outstanding balances under the $125 Million Facility, which will result in net proceeds of approximately $37.7 million after fees and expenses.

Loan Covenants

Certain of our financing agreements contain, among other things, the following financial covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.25 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million; and
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

FLEX LNG Ltd.
Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of September 30, 2021, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the nine months ended September 30, 2021 and 2020.

(in thousands of $)	Nine months ended
	September 30,
	2021	2020
Net cash provided by operating activities	135,487	37,685
Net cash used in investing activities	(265,917)	(432,345)
Net cash provided by financing activities	139,587	342,576
Effect of exchange rate changes on cash	44	(1,201)
Net change in cash, cash equivalents and restricted cash	9,201	(53,285)
Cash, cash equivalents and restricted cash at beginning of period	128,962	129,098
Cash, cash equivalents and restricted cash at end of period	138,163	75,813
Operating Activities
Cash provided by operating activities was $135.5 million for the nine months ended September 30, 2021, compared to $37.7 million in the same period in 2020. The movement is due to the increase in Operating Vessels from six to thirteen between July 2020 and May 2021, together with higher achieved charter rates achieved in 2021. The Company recorded a net income of $92.8 million in the nine months ended September 30, 2021 compared to a net loss of $17.7 million in the nine months ended September 30, 2020. Adjustments for non- cash items in the nine months ended September 30, 2021 were $35.0 million and adjustments for working capital items in the same period were $7.7 million.

Investing Activities
Net cash flow used in investing activities was $265.9 million in the nine months ended September 30, 2021, compared to $432.3 million in the same period in 2020. Net cash used in investing activities in the nine months ended September 30, 2021 was derived from the final payments and capital expenditure upon delivery of the newbuildings Flex Freedom, Flex Volunteer and Flex Vigilant. The net cash used in investing activities in the nine months ended September 30, 2020 resulted from the delivery of three newbuildings, Flex Aurora, Flex Artemis and Flex Resolute.
Financing activities
Net cash provided by financing activities was $139.6 million in the nine months ended September 30, 2021, compared to $342.6 million in the same period in 2020. For the nine months ended September 30, 2021, the Company paid $59.0 million in regular installments of long-term debt, financing costs of $1.3 million and dividends of $58.7 million. Whereas the net cash

FLEX LNG Ltd.
provided by financing activities in the nine months ended September 30, 2020, includes a drawdown of $387.4 million in total under the $629 Million Term Loan Facility on delivery of the three newbuildings offset by regular repayment of long-term debt of $26.2 million, payment of $12.5 million in financing costs and dividends of $5.4 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP, CHF and NOK. A portion of our dividends, if any, may also be paid in NOK due to our listing on the OSE. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.

Interest rate risk
Our exposure to interest rate fluctuations is largely a result of our floating rate interest bearing long term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing agreements bear floating interest rates, based on LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

As of September 30, 2021, the Company's net outstanding debt, which was at variable interest rates and net of interest rate swaps agreements, was $632.0 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $5.9 million, excluding the effects of capitalization of interest.

As of September 30, 2021, we had entered into eighteen interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized notional principal of all of our interest rate swaps was $720.0 million with a weighted average fixed interest rate of 1.13%. Please see “Note 12. Financial Instruments” to our unaudited interim condensed consolidated financial statements.

Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors. Upon delivery of the respective vessels from the yards, we expect to finance remaining delivery payments that are due through available liquidity, debt financing and lease financing.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank AB ("Nordea") (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A) and DNB ASA ("DNB") (S&P Global rating: AA-).

FLEX LNG Ltd.
Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level it also includes the ability to secure employment contracts on reasonable terms for the vessels under construction; and obtaining financing and working capital on reasonable terms.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2021 and 2020
(in thousands of $, except per share data)

	Nine months ended
	September 30,
	2021	2020
Revenues
Vessel operating revenues	228,859	97,092

Operating expenses
Voyage expenses	(2,297)	(2,643)
Vessel operating expenses	(45,218)	(22,546)
Administrative expenses	(5,910)	(4,709)
Depreciation	(51,561)	(27,875)
Operating income	123,873	39,319

Other income/(expenses)
Interest income	20	151
Interest expense	(41,856)	(29,548)
Gain/(loss) on derivatives	11,017	(26,435)
Other financial items	(251)	(1,138)
Income/(loss) before tax	92,803	(17,651)
Income tax expense	(28)	(61)
Net income/(loss)	92,775	(17,712)

Earnings/(loss) per share:
Basic and diluted	1.74	(0.33)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2021 and 2020
(in thousands of $)

	Nine months ended
	September 30,
	2021	2020
Net income/(loss)	92,775	(17,712)
Total other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	92,775	(17,712)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2021 and December 31, 2020
(in thousands of $, except share data)

	September 30,	December 31,
	2021	2020
ASSETS

Current assets
Cash and cash equivalents	138,116	128,878
Restricted cash	47	84
Inventory	5,915	3,656
Receivables due from related parties	164	166
Other current assets	12,503	25,061
Total current assets	156,745	157,845

Non-current assets
Derivative instruments	3,877	109
Vessel purchase prepayment	—	289,600
Vessels and equipment, net	2,360,418	1,856,461
Other fixed assets	4	5
Total non-current assets	2,364,299	2,146,175
Total assets	2,521,044	2,304,020

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	80,598	64,466
Derivative instruments	11,036	23,434
Payables due to related parties	413	312
Accounts payable	3,430	3,373
Other current liabilities	37,520	40,247
Total current liabilities	132,997	131,832

Non-current liabilities
Long-term debt	1,526,593	1,337,013
Total non-current liabilities	1,526,593	1,337,013
Total liabilities	1,659,590	1,468,845

Equity
Share capital (September 30, 2021: 54,110,584 (December 31, 2020: 54,110,584) shares issued, par value $0.10 per share)	5,411	5,411
Treasury shares (September 30, 2021: 980,000 (December 31, 2020: 202,797)	(9,449)	(1,661)
Additional paid in capital	1,190,313	1,190,333
Accumulated deficit	(324,821)	(358,908)
Total equity	861,454	835,175
Total equity and liabilities	2,521,044	2,304,020
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2021 and 2020
(in thousands of $)

	Nine months ended
	September 30,
	2021	2020
Operating activities
Net income/(loss)	92,775	(17,712)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	51,561	27,876
Amortization of debt issuance costs.	3,678	1,478
Share-based payments	(20)	210
Foreign exchange loss/(gain)	111	1,079
Change in fair value of derivative instruments	(16,166)	24,491
Other	(4,184)	5,568
Changes in operating assets and liabilities, net:
Inventory	(2,259)	(1,737)
Trade accounts receivable, net	1,559	2,698
Accrued income	962	841
Prepaid expenses	7,565	(8,606)
Other receivables	2,472	(981)
Receivables due from related parties	2	(32)
Payables due to related parties	101	524
Accounts payable	57	1,365
Accrued expenses	(3,063)	1,850
Deferred charter revenue	(1,179)	(1,228)
Other current liabilities	1,575	96
Provisions	(60)	(95)
Net cash provided by operating activities	135,487	37,685

Investing activities
Purchase of other fixed assets	(4)	—
Vessel purchase prepayments	—	(17,818)
Purchase to vessels and equipment	(265,913)	(414,527)
Net cash provided used in investing activities	(265,917)	(432,345)

Financing activities
Purchase of treasury shares	(7,788)	—
Repayment of long- term debt	(58,986)	(26,215)
Proceeds of revolving credit facility	251,186	48,684
Repayment of revolving credit facility	(208,158)	(49,342)
Proceeds from long-term debt	223,290	387,400
Financing costs	(1,269)	(12,540)
Dividends paid	(58,688)	(5,411)
Net cash provided by financing activities	139,587	342,576

Effect of exchange rate changes on cash	44	(1,201)
Net increase/(decrease) in cash, cash equivalents and restricted cash	9,201	(53,285)

Cash, cash equivalents and restricted cash at the beginning of the period	128,962	129,098
Cash, cash equivalents and restricted cash at the end of the period	138,163	75,813

Supplemental Information
Interest paid, net of amounts capitalized	(37,279)	(29,548)
Income tax paid	(147)	(61)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2021 and 2020
(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2021	2020
Number of shares outstanding
At beginning of period	53,907,787	54,110,584
Treasury shares purchased	(777,203)	—
At end of period	53,130,584	54,110,584

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(1,661)	—
Treasury shares purchased at cost	(7,788)	—
At end of period	(9,449)	—

Additional paid in capital
At beginning of period	1,190,333	1,190,049
Stock option expense	(20)	210
At end of period	1,190,313	1,190,259

Accumulated deficit
At beginning of period	(358,908)	(356,195)
Net income/(loss)	92,775	(17,712)
Dividends paid	(58,688)	(5,411)
At end of period	(324,821)	(379,318)
Total equity	861,454	816,352
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of September 30, 2021, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2021.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.
3.     RECENT ACCOUNTING PRONOUNCEMENTS
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

FLEX LNG Ltd.

(in thousands of $, except share data)	Nine months ended
	September 30,
	2021	2020
Net income/(loss)	92,775	(17,712)

Weighted average number of ordinary shares	53,383,041	54,110,584
Share options	19,014	—
Weighted average number of ordinary shares, adjusted for dilution	53,402,055	54,110,584

Net income/(loss) per share:
Basic and diluted	1.74	(0.33)

The impact of stock options using the treasury stock method was dilutive in the nine months ended September 30, 2021 as the exercise price was lower than the average share price during the period and, therefore, 19,014 options were included in the denominator in the calculation of diluted earnings per share.

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(in thousands of $)	September 30,	December 31,
	2021	2020
Cash and cash equivalents	138,116	128,878
Restricted cash	47	84
Cash, cash equivalents and restricted cash	138,163	128,962

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	September 30,	December 31,
	2021	2020
Trade accounts receivable, net	2,491	4,050
Accrued income	5,062	6,024
Prepaid expenses	3,779	11,344
Other receivables	1,171	3,643
Total other current assets	12,503	25,061

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of September 30, 2021 (December 31, 2020: $nil).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	September 30,	December 31,
	2021	2020
Accrued expenses	10,950	14,013
Deferred charter revenue	24,162	25,341
Other current liabilities	1,632	57
Provisions	776	836
Total other current liabilities	37,520	40,247

8.     VESSEL PURCHASE PREPAYMENTS
The table below summarizes the movement in vessel purchase prepayments applicable to the Company for the nine months ended September 30, 2021 and twelve months ended December 31, 2020.

(in thousands of $)	September 30,	December 31,
	2021	2020
At beginning of period	289,600	349,472
Deposits to vessels purchase prepayments	—	125,800
Transfer to vessels and equipment	(289,600)	(185,672)
At end of period	—	289,600

9.     VESSELS AND EQUIPMENT, NET
Movements in the nine months ended September 30, 2021 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2020	1,919,441	25,000	1,944,441
Additions	180	—	180
Newbuildings	547,832	7,500	555,332
Disposals	—	—	—
At September 30, 2021	2,467,453	32,500	2,499,953

Accumulated depreciation
At December 31, 2020	(80,370)	(7,610)	(87,980)
Charge	(46,929)	(4,626)	(51,555)
Disposals	—	—	—
At September 30, 2021	(127,299)	(12,236)	(139,535)

Net book value
At December 31, 2020	1,839,071	17,390	1,856,461
At September 30, 2021	2,340,154	20,264	2,360,418

FLEX LNG Ltd.
In January 2021, the Company successfully took delivery of its eleventh LNG carrier, Flex Freedom, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in South Korea. Flex Freedom was capitalized at a cost of $189.1 million, of which $181.6 million was transferred from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $3.1 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In January 2021, the Company successfully took delivery of its twelfth LNG carrier, Flex Volunteer, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. ("HSHI") in South Korea. Flex Volunteer was capitalized at a cost of $182.9 million, of which $54.0 million was transferred from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $2.9 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In May 2021, the Company successfully took delivery of its thirteenth LNG carrier, Flex Vigilant, which was constructed at HSHI in South Korea. Flex Vigilant was capitalized at a cost of $183.4 million, of which $54.0 million was transferred from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $3.4 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

The net book value of vessels that serve as collateral for the Company's long-term debt (Note 11) was $2,360.4 million as at September 30, 2021 (December 31, 2020: $1,856.5 million). The net book value of the vessels Flex Rainbow, Flex Enterprise, Flex Endeavour and Flex Amber further referred to in Note 11 was $731.2 million as at September 30, 2021 (December 31, 2020: $748.5 million).
10.     COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments and contingent liabilities for the Company as at September 30, 2021 are summarized in the table below.

(in thousands of $)	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Long-term debt obligations	85,281	86,081	366,594	70,074	419,828	598,730	1,626,588
Total	85,281	86,081	366,594	70,074	419,828	598,730	1,626,588

FLEX LNG Ltd.
11.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	September 30,	December 31,
	2021	2020
U.S. dollar denominated floating rate debt
$250 Million Term Loan Facility	223,438	232,813
$50 million term loan under $100 Million Facility	44,737	46,711
Flex Rainbow Sale and Leaseback	133,875	139,781
$629 million term loan facility	613,501	513,200
Flex Amber Sale and Leaseback	149,883	156,400
$100 million term loan under $125 Million Facility	96,875	—
Total U.S. dollar floating rate debt	1,262,309	1,088,905

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	274,542	283,643
Total U.S. dollar denominated fixed rate debt	274,542	283,643

U.S. dollar denominated revolving credit facilities
$50 million revolving tranche under $100 Million Facility	64,737	46,711
$25 million revolving tranche under $125 Million Facility	25,000	—
Total U.S. dollar denominated revolving credit facilities	89,737	46,711

Total debt	1,626,588	1,419,259

Less
Current portion of debt	(85,281)	(68,340)
Long-term portion of debt issuance costs	(14,714)	(13,906)
Long-term debt	1,526,593	1,337,013
Flex Rainbow Sale and Leaseback

In July 2018, the Company, through its wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned Flex Rainbow, entered into a sale and leaseback transaction (the "Flex Rainbow Sale and Leaseback"), for the vessel with a Hong Kong-based lessor for a lease period of 10 years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the 10 years lease period. The agreement includes fixed price purchase options, whereby we have the option to re-purchase the vessel on or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility includes a covenant that requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease.

$250 Million Term Loan Facility

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into a $250 million secured term loan facility (the "$250 Million Term Loan Facility") with a syndicate of banks for the part financing of the newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of Flex Courageous. The facility has a term of five years from delivery of the last vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt net of any cash and cash equivalents.

FLEX LNG Ltd.
Hyundai Glovis Sale and Charterback

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into sale and time charter agreements with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis Sale and Charterback"). The transactions were executed at the end of July 2019, whereby the vessels were sold for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller's credit of $60 million per vessel. The vessels have been chartered back on a time-charter basis to the vessel owning subsidiaries for a period of 10 years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the 10 years charter periods. At the end of the 10 years charter periods, Hyundai Glovis will have the right to sell the vessels back to the Company for a net consideration of $75 million per vessel, net of the $60 million seller's credit per vessel.

$100 Million Facility

In July 2019, the Company, through one of its vessel owning subsidiaries, entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to refinance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility. The facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt net of any cash and cash equivalents.

In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As of September 30, 2021, the revolving tranche of the $100 Million Facility of $64.7 million was fully drawn. This is split as $44.7 million and $20.0 million between the amortizing and non-amortizing portions, respectively.

$629 Million Term Loan Facility

In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a $629 million term loan facility (the "$629 Million Term Loan Facility"), with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five newbuildings scheduled for delivery during 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment, which was utilized to increase the Commercial loan on the Flex Artemis by $10 million in July 2020.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.

FLEX LNG Ltd.
In July 2020, the Company drew down $125.8 million in connection with the delivery of our seventh vessel, Flex Aurora.

In August 2020, the Company drew down $135.8 million in connection with the delivery of our eighth vessel, Flex Artemis and utilized the option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter of 2021.

In September 2020, the Company drew down $125.8 million in connection with the delivery of our ninth vessel, Flex Resolute.

In December 2020, the Company drew down $125.8 million in connection with the delivery of our eleventh vessel, Flex Freedom, which was delivered January 1, 2021. The final payment was deposited and pre-positioned into escrow accounts in December 2020, and recognized under vessel purchase prepayments until final payment upon delivery of the vessel.

In May 2021, the Company drew down $123.3 million in connection with the delivery of our thirteenth vessel, Flex Vigilant.

Flex Amber Sale and Leaseback

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction (the "Flex Amber Sale and Leaseback") with an Asian based leasing house for the newbuilding Flex Amber, which is scheduled for delivery in 2020. Under the terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of 10 years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the lease period, the Company has an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, of $25 million.

$125 Million Facility

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a $125 million term loan and revolving credit facility (the "$125 Million Facility") with a syndicate of banks for the financing of the newbuilding, Flex Volunteer, which is scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years with an overall repayment profile of 20 years. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility includes a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents.

In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer. As of September 30, 2021, the revolving tranche of the $125 Million Facility of $25.0 million was fully drawn.

FLEX LNG Ltd.
12.     FINANCIAL INSTRUMENTS
Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into a total of 18 interest rate swap transactions, whereby LIBOR on an amortized notional principal of $720.0 million as per September 30, 2021 (December 31, 2020: $759.1 million), has been swapped to a fixed rate.
Our interest rate swap contracts as of September 30, 2021, of which none are designated as hedging instruments, are summarized as follows:

(in thousands of $)	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	47,500	August 2020	August 2025	0.35%
Receiving floating, pay fixed	23,750	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	48,125	October 2020	October 2025	0.41%
Receiving floating, pay fixed	40,625	February 2021	February 2026	0.45%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
Receiving floating, pay fixed	50,000	June 2021	November 2025	0.74%
	720,000

FLEX LNG Ltd.

At September 30, 2021, the Company recorded a derivative instrument liability of $11.0 million (December 31, 2020: $23.4 million) and a derivative instrument asset of $3.9 million (December 31, 2020: $0.1 million) in relation to these interest rate swaps.
The Company recorded a gain on the interest rate swaps of $11.0 million in the nine months ended September 30, 2021, which includes an unrealized gain of $16.2 million. This compares to a loss on the interest swaps for the nine months ended September 30, 2020 of $26.4 million, which includes an unrealized loss of $24.5 million.

13.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at September 30, 2021 and December 31, 2020 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		September 30,		December 31,
		2021		2020
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	138,116	138,116	128,878	128,878
Restricted cash	Level 1	47	47	84	84
Derivative instruments receivable	Level 2	3,877	3,877	109	109
Derivative instruments payable	Level 2	11,036	11,036	23,434	23,434
Floating rate debt	Level 2	1,334,658	1,352,046	1,120,172	1,135,616
Fixed rate debt	Level 2	272,533	287,103	281,307	306,621

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2021.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

FLEX LNG Ltd.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A) and DNB (S&P Global rating: AA-).

14.        RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of balances due from/(to) related parties at September 30, 2021 and December 31, 2020 is as follows:

(in thousands of $)	September 30,	December 31,
	2021	2020
Seatankers Management Co. Ltd	(61)	—
Seatankers Management Norway AS	(19)	—
Frontline Ltd	99	135
Frontline Management (Bermuda) Limited	30	(29)
Frontline Corporate Services Ltd	(35)	(13)
Frontline Management AS	(66)	(33)
Flex LNG Fleet Management AS	(231)	(234)
SFL Corporation Ltd	—	(2)
Northern Ocean Limited	35	31
Golden Ocean Management AS	(1)	(1)
Related party balance	(249)	(146)

Related Party Transactions
A summary of (expenses)/income incurred from related parties is as follows:

(in thousands of $)	Nine months ended
	September 30,
	2021	2020
Seatankers Management Co Ltd	(83)	(212)
Seatankers Management Norway AS	(60)	(60)
Frontline Ltd	—	27
Frontline Management (Bermuda) Limited	(191)	(87)
Frontline Management AS	(184)	(111)
Flex LNG Fleet Management AS	(2,424)	(952)
SFL Corporation Ltd	—	(1)
FS Maritime SARL	(303)	(171)
Northern Ocean Limited	5	—
Golden Ocean Management AS	(1)	—
Total related party transactions	(3,241)	(1,567)

In January 2021, the Company made a final payment of $130.5 million to a related party of Geveran Trading Company Ltd ("Geveran"), our largest shareholder, upon the delivery of our eleventh LNG carrier Flex Freedom. In December 2020, the Company pre-positioned and deposited $125.8 million of the $130.5 million final payment into escrow accounts, which were released for payment upon delivery of the vessel in January 2021.

In January 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon the delivery of the twelfth LNG carrier Flex Volunteer.

In May 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon the delivery of the thirteenth LNG carrier Flex Vigilant.

For more information see Note 8: Vessel Purchase Prepayments and Note 9: Vessels and Equipment, Net.

FLEX LNG Ltd.

General Management Agreements

We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the nine months ended September 30, 2021, we paid Frontline Management and associated companies $0.4 million for these services (September 30, 2020: $0.2 million).

We also have an agreement with Seatankers Management Co. Ltd. ("Seatankers") under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the nine months ended September 30, 2021, we paid Seatankers $0.1 million for such services (September 30, 2020: $0.3 million).

Technical Management and Support Services

Flex LNG Fleet Management AS is responsible for the technical ship management of all of our vessels. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $272,500 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. During the nine months ended September 30, 2021, we paid $2.4 million to Flex LNG Fleet Management AS for these services (September 30, 2020: $1.0 million).

Consultancy Services

We have a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred. During the nine months ended September 30, 2021, we paid $0.3 million to FS Maritime SARL for these services (September 30, 2020: $0.2 million).

15.    SHARE CAPITAL
The Company had an issued share capital at September 30, 2021 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2020: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

16.    TREASURY SHARES

On November 19, 2020, our Board of Directors authorized a share buy-back program (our “buy-back program”) to purchase up to an aggregate of 4,110,584 of our ordinary shares for the purpose of increasing shareholder value with a maximum amount to be paid per share under our buy-back program (a “maximum price”) of $10.00 or the equivalent in NOK if purchased on the OSE. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program from $10.00 to $15.00 . Our buy-back program commenced on November 19, 2020 and will end on November 19, 2021. Under the buy-back program, the Company has repurchased an aggregate of 980,000 ordinary shares for an aggregate purchase price of NOK81.5 million, or $9.4 million, at an average purchase price of NOK83.13, or $9.64, per share.
17.    SHARE BASED COMPENSATION
In June 2021, the Company reversed the previously recognized compensation cost of 30,000 share options due to forfeitures of these awards due to personnel leaving, three months after the requisite service period ended, pursuant to the Company's share option award policy.
In August, 2021, the Company issued 585,000 share options to members of top management. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire.

FLEX LNG Ltd.
18.        SUBSEQUENT EVENTS
In November 2021, the Company entered into fixed rate time charter agreements with minimum firm periods of three years with an international energy major for two LNG carriers, Flex Resolute and Flex Courageous. Under the agreements, the two vessels will be delivered during the first quarter 2022 in direct continuation of their existing time charters. The agreements include the options to extend each vessel by up to four additional years in two year periods. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

In November 2021, the Company signed a sale and charterback agreement with an Asian based lease provider for the vessel, Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Charterback"). Under the terms of the memorandum of agreement and bareboat charter, the vessel will be sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million, adjusted for Charterers' down payment of $55 million for the ten-year charter period. At the end of the ten-years, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel will be chartered back to the Company on a bareboat basis for a period of ten years with a fixed daily charter rate. The transaction remains subject to customary closing conditions, and is expected to complete in the fourth quarter 2021. Upon closing of the transaction, a portion of the proceeds will be used to prepay the outstanding balances under the $125 Million Facility, which will result in net proceeds of approximately $37.7 million after fees and expenses.

In November 2021, in connection with the Flex Volunteer Sale and Charterback, the Company terminated the associated interest rate swap agreement which had a notional principal of $40.6 million and fixed interest rate of 0.45%. This resulted in net proceeds to the company of $0.9 million.

On November 15, 2021, the Company’s Board of Directors declared a cash dividend for the third quarter of 2021 of $0.75 per share. The dividend will be paid on or around December 15, 2021, to shareholders on record as of December 1, 2021. The ex-dividend date will be November 30, 2021.

On November 17, 2021, Øystein M Kalleklev, CEO of Flex LNG Management AS, exercised 60,000 stock options vested in the period September 7, 2018 to September 7, 2021. The original strike price was $14.30 per share, but have been adjusted to $12.90 (the "Adjusted Strike Price") due to $1.40 dividend paid per share since the options were granted. The stock options have been settled in cash with the difference of the Adjusted Strike Price and the closing price at NYSE on November 17, 2021 of $22.78. Following the exercising of these stock options, Mr. Kalleklev holds 50,000 shares in Flex LNG Ltd. as well as 250,000 stock options vesting over the period August 16, 2021 to September 7, 2024 with an average original strike price of $15.84. The strike price under these stock options is also adjusted for dividend payments.